UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 23, 2023 (June 16, 2023)

First Light Acquisition Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-40789	86-2967193
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

11110 Sunset Hills Road #2278 Reston, VA	20190
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (202) 503-9255

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	FLAGU	NYSE American LLC
Class A common stock, par value $0.0001 per share	FLAG	NYSE American LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	FLAGW	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

As previously announced, on January 9, 2023, First Light Acquisition Group, Inc., a Delaware corporation (“FLAG”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among FLAG, FLAG Merger Sub, Inc., a Nevada corporation and a direct, wholly owned subsidiary of FLAG (“Merger Sub”), Calidi Biotherapeutics, Inc., a Nevada corporation (or “Calidi”), First Light Acquisition Group, LLC, in the capacity as the representative of the stockholders of FLAG (the “Purchaser Representative” or the “Sponsor”) and Allan Camaisa, in the capacity as the representative of the stockholders to Calidi (the “Seller Representative”). Simultaneously with the execution of the Merger Agreement, on January 9, 2023, FLAG and Calidi entered into (i) the Sponsor Agreement (the “Sponsor Agreement”), with the Sponsor, Metric and certain other parties thereto (each, an “Insider”) and (ii) Voting and Lock-Up Agreements with Allan Camaisa and Scott Leftwich. Capitalized terms used herein but not defined shall have the meaning ascribed to such term in the Merger Agreement.

On June 16, 2023, Calidi entered into a Securities Purchase Agreement with certain investors in connection with the issuance of Series B Preferred Stock of Calidi (“Series B Preferred Stock,” and such investment, the “Series B Financing”), providing for (A) the issuance of an aggregate amount of $12,500,000 of Series B Preferred Stock to the Jackson Investment Group, LLC (“Jackson”), with an initial investment of $5,000,000 of Series B Preferred Stock to be purchased simultaneously with the execution of the Securities Purchase Agreement (the “Initial Investment”) and an additional $7,500,000 shares of Series B Preferred Stock to be purchased upon the consummation of the Business Combination (the “Subsequent Investment”) and (B) the issuance of an aggregate amount of an additional $12,500,000 of Series B Preferred Stock to Calidi Cure, LLC (“Cure”), a special purpose vehicle formed for the purposes of investing in the Series B Financing, $5,000,000 of which will be acquired upon the earlier of September 1, 2023 and the consummation of the transactions contemplated by the Merger Agreement (the “BCA Closing”), and $7,500,000 of which will be acquired upon the BCA Closing, and is subject to the consummation of the Subsequent Investment.

In connection with the Initial Investment, the Sponsor and Metric executed (x) a Share Transfer Agreement with Jackson, pursuant to which the Sponsor and Metric agreed to transfer 389,968 Founder Shares to Jackson, with 255,987 Founder Shares being transferred upon the closing of the Initial Investment and 133,981 Founder Shares to be transferred to Jackson upon the consummation of the Subsequent Investment and the Closing of the Business Combination and (y) a Share Transfer Agreement with Cure, pursuant to which the Sponsor and Metric agreed to transfer one (1) Founder Share for every $100 of Series B Preferred Stock acquired by Cure.

In connection with the Series B Financing, on June 16, 2023, FLAG, Calidi, the Purchaser Representative and the Seller Representative entered into Amendment No. 2 to the Merger Agreement (the “Merger Agreement Amendment”) to provide:

•

that to the extent that there are any Purchaser Continuation Shares that are not issued to non-redeeming FLAG public stockholders (the “Unused Continuation Shares”), FLAG may designate for issuance at or prior to the closing of the transactions contemplated by the Merger Agreement (“Closing”) the Unused Continuation Shares as an incentive for any PIPE investment or in connection with another equity or debt-linked security investment in FLAG or Calidi that facilitates the Closing or post-Closing liquidity of FLAG and its subsidiaries;

•

that the twenty five percent (25%) of the shares of FLAG Class B Common Stock and one hundred percent (100%) of the FLAG Private Warrants held by the Sponsor and Metric Finance Holdings I, LLC, a Delaware limited liability company (“Metric”) (collectively, the “Sponsor Incentive Securities”) that the Sponsor and Metric had agreed to make available as incentives to PIPE Investors may be used as incentives for a PIPE investment or certain other permitted equity issuances by Calidi pursuant to the Merger Agreement or to pay expenses or otherwise reduce costs incurred in connection with the transactions contemplated under the Merger Agreement, or in connection with other pre-Closing operating costs of FLAG. If such Sponsor Incentive Securities are not transferred pursuant to the foregoing, FLAG shall cancel such securities without further consideration;

•	that any Series B Financing raised by Calidi will (i) result in an adjustment to the Merger Consideration and (ii) be included in the determination of the Minimum Cash Condition at closing; and

•	for the amendment of the definition of Fully Diluted Company Shares such that vested in the money options are no longer treated as exercised for purposes of determining the merger consideration.

On June 16, 2023, FLAG, Calidi, the Sponsor, Metric and each Insider amended the Sponsor Agreement (the “Sponsor Agreement Amendment”) to provide that the Sponsor Incentive Securities may be used for the purposes described in the Merger Agreement Amendment.

The foregoing description of each of the Merger Agreement Amendment and the Sponsor Agreement Amendment is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement Amendment, attached as exhibit 2.1 hereto and the Sponsor Agreement Amendment, attached exhibit 10.1 hereto, respectively.

On June 16, 2023, FLAG, Calidi and Jackson entered into a Voting and Lock-Up Agreement, substantially in form previously executed by Mr. Camaisa and Mr. Leftwich, except that, with respect to the shares of FLAG Class A Common Stock received by Jackson as Merger Consideration, Mr. Jackson agreed that if Closing occurs, he will not transfer such shares, with limited exceptions, until the earliest of (a) the six-month anniversary of the Closing, (b) subsequent to the Closing, the date on which the closing price of New Calidi Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 days within any 30 consecutive day trading period commencing at least 150 days after the Closing and (c) subsequent to the Closing, the date on which New Calidi completes a Subsequent Transaction.

Item 7.01	Regulation FD Disclosure.

On June 22, 2023, Calidi issued a press release announcing the commitment of the Series B Financing. A copy of the press release is furnished hereto as Exhibit 99.1 and is incorporated into this Item 7.01 by reference in its entirety.

The information in this Item 7.01 of Form 8-K, including the accompanying Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”), or otherwise subject to the liability of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, regardless of the general incorporation language of such filing, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, the PIPE Investment proposed to be consummated concurrently with the Business Combination, and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE Investment or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on Calidi’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023, and the risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG.

Additional Information and Where to Find It

FLAG have filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction involving FLAG and Calidi. The definitive proxy statement and other relevant documents will be mailed to FLAG shareholders as of a record date to be established for voting on the Business Combination. FLAG securityholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with FLAG’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190.

Participants in the Solicitation

FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description

2.1	Amendment No. 2, dated as of June 16, 2023, to Agreement and Plan of Merger, dated as of January 9, 2023, by and among First Light Acquisition Group, Inc., FLAG Merger Sub, Inc. Calidi Biotherapeutics, Inc., First Light Acquisition Group, LLC and Allan Camaisa.

10.1	Form of Amendment No. 1, dated as of June 16, 2023, to the Sponsor Agreement, dated as of January 9, 2023, by and among First light Acquisition Group, Inc., Calidi Biotherapeutics, Inc., First Light Acquisition Group, LLC, Metric Finance Holdings I, LLC and certain parties thereto.

99.1	Press Release dated as of June 23, 2023.

104	The cover page from this Current Report on Form 8-K formatted in Inline XBRL

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

First Light Acquisition Group, Inc.

Dated: June 23, 2023

	By:	/s/ Michael J. Alber
	Name:	Michael J. Alber
	Title:	Chief Financial Officer

Exhibit 2.1

Execution Version

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

This Amendment No. 2 to that certain Agreement and Plan of Merger (this “Amendment”) is made and entered into as of June 16, 2023 (the “Amendment Effective Date”) by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (the “Purchaser”), (ii) First Light Acquisition Group, LLC, a Delaware limited liability company, in the capacity as the representative from and after the Effective Time (as defined in the Merger Agreement) for the stockholders of the Purchaser (other than the Company Security Holders (as defined in the Merger Agreement) as of immediately prior to the Effective Time and their successors and assignees) in accordance with the terms and conditions of this Agreement (the “Purchaser Representative”), (iii) Allan Camaisa, in the capacity as the representative from and after the Effective Time for the Company Stockholders (as defined in the Merger Agreement) as of immediately prior to the Effective Time in accordance with the terms and conditions of this Agreement (the “Seller Representative”) and (iv) Calidi Biotherapeutics, Inc., a Nevada corporation (the “Company”). The Purchaser Parties, the Purchaser Representative, the Seller Representative and the Company are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties entered into an Agreement and Plan of Merger, dated as of January 9, 2023 (the “Merger Agreement”);

WHEREAS, the Parties entered into Amendment No. 1 to that certain Agreement and Plan of Merger, dated as of February 9, 2023 (the “Amendment No. 1”);

WHEREAS, pursuant to Section 9.9 of the Merger Agreement, the Merger Agreement may be amended by execution of a written instrument signed by the Purchaser, the Company, the Purchaser Representative and the Seller Representative; and

WHEREAS, the Parties hereby desire to amend the Merger Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT

1.	Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in the Merger Agreement.

2.	Amendments to Merger Agreement.

a.	Section 1.19 of the Merger Agreement is amended hereby to include the following new paragraph (c):

“(c) To the extent that there are Purchaser Continuation Shares that are not issued to the Non-Redeeming Purchaser Stockholders pursuant to Section 1.19(a) (the “Unused Purchaser Continuation Shares”), the Purchaser may designate for issuance at or prior to the Closing some or all of the Unused Purchaser Continuation Shares as an incentive for any PIPE Investment or in connection with another equity or debt-linked security investment in the Purchaser or the

Company that facilitates the Closing and/or the post-Closing liquidity of the Purchaser and its Subsidiaries.”

b.	Section 6.2(e) of the Merger Agreement is deleted in its entirety and replaced with the following:

“Purchaser Shares of Class B Common Stock and Purchaser Private Warrants. The Purchaser shall have provided documentary evidence, satisfactory to the Company, that, with respect to the Sponsor Incentive Securities, each of the Sponsor and Metric has transferred such Sponsor Incentive Securities (i) as incentives (x) to investors in the PIPE Investment and/or (y) in connection with any Sponsor-Assisted Permitted Company Equity Issuance, or (ii) to pay Expenses or otherwise reduce costs incurred in connection with the Transaction, or in connection with other pre-Closing operating costs of the Purchaser. With respect to any Sponsor Incentive Securities that are not transferred in accordance with the immediately preceding sentence, the Purchaser shall have provided documentary evidence, satisfactory to the Company, that such Sponsor Incentive Securities have been cancelled by the Purchaser without further consideration.”

c.	Article X. Definitions. Article X is amended as follows:

i.	The definition of “Adjusted Merger Consideration” is deleted in its entirety.

ii.	The definition of “Fully Diluted Shares” is deleted in its entirety and replaced with the following:

““Fully-Diluted Company Shares” means the total number of issued and outstanding shares of Company Common Stock outstanding immediately prior to the Effective Time after giving effect to the Company Convertible Securities Conversion or otherwise treating Company Convertible Securities (other than Company Options) on an as-converted to Company Common Stock basis, but excluding any Company Securities described in Section 1.9(b).””

iii.	The definition of “Per Share Price” is deleted in its entirety and replaced with the following:

““Per Share Price” means an amount equal to (i) the Merger Consideration, divided by (ii) the Fully-Diluted Company Shares.””

iv.	The definition of “Permitted Company Equity Issuance” is deleted in its entirety and replaced with the following:

““Permitted Company Equity Issuance” means an offering of Company Common Stock (through SAFEs or otherwise) or Company convertible notes or Preferred Stock convertible in either case into Company Common Stock upon the consummation of the Merger, or any combination thereof, on commercially reasonable price and terms consistent with past practices in an aggregate amount up to $40,000,000 during the Interim Period.””

v.	The definition of “Sponsor-Assisted Permitted Company Equity Issuance” is deleted in its entirety and replaced with the following:

““Sponsor-Assisted Permitted Company Equity Issuance” means a Permitted Company Equity Issuance, which involves the transfer by Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor to the purchaser of such equity of the Company in the Permitted Company Equity Issuance. Notwithstanding the definition of Unassisted Permitted Company Equity Issuance, to the extent that the Series B Financing is consummated, the Series B Financing shall be deemed to be a Sponsor-Assisted Permitted Company Equity Issuance under this definition.””

vi.	The following definition of “Metric” is added immediately following the definition of “Merger Sub Common Stock”:

“Metric” means Metric Finance Holdings I, LLC.

vii.	The following definition of “Series B Financing” is added immediately following the definition of “Securities Act”:

““Series B Financing” means the equity financing contemplated by the Company substantially in accordance with the terms set forth in the executed term sheet entitled “Term

Sheet for Series B Preferred Stock Financing of Calidi Biotherapeutics, Inc.” dated May 30, 2023, delivered by the Company to the Purchaser.””

viii.	The following definition of “Sponsor Incentive Securities” is added immediately following the definition of “Sponsor”:

““Sponsor Incentive Securities” means twenty five percent (25%) of the shares of Purchaser Class B Common Stock and one hundred percent (100%) of Purchaser Private Warrants held by the Sponsor and Metric.””

ix.	The definition of “Unassisted Permitted Company Equity Issuance” is deleted in its entirety and replaced with the following:

““Unassisted Permitted Company Equity Issuance” means a Permitted Company Equity Issuance that does not involve the transfer by the Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor to the purchaser of such equity of the Company in the Permitted Company Equity Issuance, except that to the extent that the Series B Financing is consummated, with or without the transfer by Sponsor of Purchaser Class B Common Stock or Purchaser Private Warrants, or other equity of Purchaser held by the Sponsor, the Series B Financing shall be deemed to be an Unassisted Permitted Company Equity Issuance under this definition.””

3.

Effect on the Merger Agreement. Except as specifically amended by this Amendment, the Merger Agreement shall remain in full force and effect, and the Merger Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Merger Agreement, as the case may be, shall be deemed to refer to the Merger Agreement or such provision as amended by this Amendment, unless the context otherwise requires. References in the Merger Agreement and this Amendment to the “date hereof” or the “date of this Agreement” shall be deemed to refer to January 9, 2023.

4.	Miscellaneous. Article IX of the Merger agreement is incorporated herein by reference, mutatis mutandis.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Amendment as of the date first above written.

The Purchaser:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A Vecchiolla
Name: Thomas A. Vecchiolla
Title: Chief Executive Officer

The Company:

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name: Allan Camaisa
Title: Chief Executive Officer

The Seller Representative:

/s/ Allan Camaisa
Allan Camaisa

Purchaser Representative:

FIRST LIGHT ACQUISITION GROUP, LLC

By:	/s/ William J. Weber
Name: William J. Weber
Title: Manager

Exhibit 10.1

Execution Version

Amendment No.1 to Sponsor Agreement

This Amendment No. 1 to that certain Sponsor Agreement (this “Amendment”) is made and entered into as of June 16, 2023 (the “Amendment Effective Date”) by and among (i) First Light Acquisition Group, Inc. a Delaware corporation (the “Company”), (ii) each of the series 1 through 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company (such 15 series collectively, the “Sponsor”), (iii) Metric Finance Holdings I, LLC, a Delaware limited liability company (“Metric”), (iv) Calidi Biotherapeutics, Inc., a Nevada corporation (“Calidi”).

The Company, the Sponsor, Metric, each Insider and Calidi are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the Parties entered into a Sponsor Agreement, dated as of January 9, 2023 (the “Sponsor Agreement”);

WHEREAS, pursuant to Section 7 of the Sponsor Agreement, the Sponsor Agreement may be amended by execution of a written instrument signed by the Parties thereto; and

WHEREAS, the Parties hereby desire to amend the Sponsor Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, and covenants herein contained, the Parties agree as follows:

AGREEMENT

1.

Definitions. Capitalized terms used herein without definition shall have the respective meanings assigned to such terms in that certain Agreement and Plan of Merger by and among the Company, Calidi, the Sponsor and the other parties thereto, dated as of January 9, 2023, as amended (the “Merger Agreement”).

2.	Amendments to Sponsor Agreement.

a.	Section 3 of the Sponsor Agreement is hereby deleted in its entirety and replaced with the following:

“(a) In order to induce potential investors (“PIPE Investors”) to provide the PIPE Investment or the Series B Financing (the “Series B Investors” and together with the PIPE Investors, the “Investors”), each of the Sponsor and Metric hereby agrees that it will commit to Transfer to such Investors, for no cash or other payment, up to 3,397,155 Private Placement Warrants and 643,951 Founder Shares, in the case of the Sponsor, and 217,886 Founder Shares, in the case of Metric (such Private Placement Warrants and Founder Shares, collectively, the “Incentive Founder Securities”). The potential transfer of such Incentive Founder Securities by the Sponsor and Metric shall be proportionate to each of the Sponsor and Metric’s current respective holdings of Private Placement Warrants and Founder Shares.

(b) In the event that fewer than 3,397,155 Private Placement Warrants and 861,837 Founder Shares are used to incentivize Investors (such remaining securities, the “Remaining Incentive Founder Securities”), the Remaining Incentive Founder Securities may be Transferred by each of the Sponsor and Metric (proportionate to each of the Sponsor and Metric’s current respective holdings of Private Placement Warrants and Founder Shares ) as (i) incentives in connection with any other Sponsor-Assisted Permitted Company Equity Issuance, or (ii) to pay Expenses or otherwise reduce costs incurred in connection with the Transaction, or in connection with other pre-Closing operating costs of the Company.

(c) Immediately prior to, but conditioned upon, the Closing, each of the Sponsor and Metric hereby agrees to relinquish and waive any and all rights it has to, and shall forfeit, any and all Incentive Founder Securities that it beneficially owns and that are not Transferred (i) to any Investors pursuant to subsection 3(a) or (ii) in connection with any transaction contemplated pursuant to subsection 3(b). The Incentive Founder Securities that may be forfeited pursuant to this paragraph 3(c), shall be transferred to the Company, without any consideration paid for such Transfer, and cancelled.”

3.

Effect on the Sponsor Agreement. Except as specifically amended by this Amendment, the Sponsor Agreement shall remain in full force and effect, and the Sponsor Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects. From and after the Amendment Effective Date, each reference in the Sponsor Agreement to “this Agreement,” “herein,” “hereof,” “hereunder” or words of similar import, or to any provision of the Sponsor Agreement, as the case may be, shall be deemed to refer to the Sponsor Agreement or such provision as amended by this Amendment, unless the context otherwise requires. References in the Sponsor Agreement and this Amendment to the “date hereof” or the “date of this Agreement” shall be deemed to refer to January 9, 2023.

4.	Miscellaneous. Sections 7 through 15 of the Sponsor Agreement are incorporated herein by reference, mutatis mutandis.

[Signature page follows]

Sincerely,

2

SPONSOR:

FIRST LIGHT ACQUISITION GROUP, LLC

By: FLAG Sponsor Manager, LLC, on behalf of Series 1 through Series 15 of First Light Acquisition Group, LLC, a Delaware series limited liability company

By:	/s/ William J. Weber
Name: William J. Weber
Title: Managing Member

METRIC:

METRIC FINANCE HOLDINGS I, LLC

By:	/s/ Michael Constantino
Name: Michael Constantino
Title: Chief Financial Officer

INSIDERS:

By:	/s/ Michael Ruettgers
Name: Michael Ruettgers

By:	/s/ William Fallon
Name: William Fallon

By:	/s/ Jeanne Tisinger
Name: Jeanne Tisinger

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla

By:	/s/ Michael J. Alber
Name: Michael J. Alber

3

Acknowledged and Agreed:

FIRST LIGHT ACQUISITION GROUP, INC.

By:	/s/ Thomas A. Vecchiolla
Name: Thomas A. Vecchiolla
Title: Chief Executive Officer

CALIDI BIOTHERAPEUTICS, INC.

By:	/s/ Allan Camaisa
Name: Allan Camaisa
Title: Chief Executive Officer

4

Exhibit 99.1

Calidi Biotherapeutics Announces Commitment of $25 Million in Series B Funding to Advance Stem Cell-Based Platforms for the Delivery and Potentiation of Oncolytic Viruses to Treat Cancer

Financing led by Jackson Investment Group (JIG) with participation from Calidi Cure, LLC, a consortium of new and existing investors led by Allan Camaisa, CEO and Chairman of Calidi Biotherapeutics, and supported by the First Light Acquisition Group Sponsors through the contribution of sponsor economics to investors

San Diego, Calif., June 23, 2023 (GLOBE NEWSWIRE) – Calidi Biotherapeutics, Inc. (“Calidi”), a clinical-stage biotechnology company that is pioneering the development of allogeneic cell-based delivery of oncolytic viruses, today announced the commitment of $25 million in Series B funding led by Jackson Investment Group (“JIG”), who has funded an initial investment of $5 million, and participation from Calidi Cure, LLC, a consortium of new and existing investors led by Allan Camaisa, CEO and Chairman of Calidi. The remaining commitment is conditioned upon the consummation of the previously announced business combination between First Light Acquisition Group (NYSEAMERICAN: FLAG) and Calidi. FLAG’s Sponsor and Metric Finance Holdings will contribute sponsor economics to the Series B investors as part of the transaction. The financing will enable Calidi to continue the advancement of its pipeline including CLD-101, CLD-201, and CLD-202, which utilize a potent allogeneic stem cell and oncolytic virus combination for use in multiple oncology indications.

“Calidi’s technology utilizing stem cells to deliver and potentiate oncolytic viruses is a novel and differentiated approach to fighting cancer. I am grateful to our new and existing investors for their support of our mission and look forward to using this funding to continue pushing the frontiers of stem cells and oncolytic viral therapies and making a difference in the lives of patients,” said Allan Camaisa, CEO and Chairman of the Board of Calidi Biotherapeutics.

“Jackson Investment Group invests in companies and people who we believe have the potential to make significant impacts in areas of great unmet need,” said Rick Jackson, Chief Executive Officer of Jackson Investment Group. “We believe in the promise of Calidi’s cell-based delivery platform and are excited to support the company through this next chapter in their continued pursuit of improving outcomes for patients living with cancer.” JIG, an existing investor in FLAG, is an Atlanta-based private investment firm with over $3 billion of assets under management and businesses in the energy, healthcare, real estate, technology, and bioscience industries.

Brookline Capital Markets, a division of Arcadia Securities LLC, acted as the placement agent for the transaction.

About Calidi Biotherapeutics

Calidi Biotherapeutics is a clinical-stage immuno-oncology company with proprietary technology that is revolutionizing the effective delivery and potentiation of oncolytic viruses for targeted therapy against difficult-to-treat cancers. Calidi Biotherapeutics is advancing in clinical development a potent allogeneic stem cell and oncolytic virus combination for use in multiple oncology indications. Calidi’s off-the-shelf, universal cell-based delivery platforms are designed to protect, amplify, and potentiate oncolytic viruses currently in development leading to enhanced efficacy and improved patient safety. Calidi Biotherapeutics is headquartered in San Diego, California. For more information, please visit calidibio.com.

About First Light Acquisition Group, Inc. (NYSEAMERICAN: FLAG) (“FLAG”)

First Light Acquisition Group is a blank check company organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization, or other similar business combination with one or more businesses or entities. The company is sponsored by a group of former industry and federal leaders with extensive experience operating public companies and organizations in highly regulated industries, and is led by Thomas Vecchiolla, Chief Executive Officer of FLAG.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the failure by Calidi to satisfy one or more conditions to the commitment to provide Series B funding; the inability or unwillingness of one or more consortium members to fulfill their funding commitment; the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination with FLAG; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, any private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”), and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on Calidi’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2021, as filed with the SEC on March 31, 2022, and the risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG.

Additional Information and Where to Find It

FLAG has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction (the “Business Combination”) involving FLAG and Calidi. The definitive proxy statement and other relevant documents will be mailed to FLAG shareholders as of a record date to be established for voting on the Business Combination as well as other proposals. FLAG securityholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with FLAG’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190. All information regarding FLAG’s filings can be found at https://firstlightacquisition.com/

Participants in the Solicitation

FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

For Investors:

Stephen Jasper

Gilmartin Group

stephen@gilmartinir.com

or

Brookline Capital Markets

646-603-6716

or

First Light Acquisition Group (FLAG)

info@firstlightacquisition.com

(202) 503-9255